Mail Stop 3561

December 21, 2007

By Facsimile and U.S. Mail

Mr. Charles McArthur
Chief Executive Officer
United Fuel & Energy Corporation
405 N. Marienfeld, 3rd Floor
Midland, Texas 79701

> **Re:** **United Fuel & Energy Corporation**
> **Form 10-K/A for the fiscal year ended December 31, 2006**
> **Filed September 21, 2007**
> **Form 10-Q for the quarterly period ended September 30, 2007**
> **Filed November 14, 2007**
> **File No. 000-32473**

Dear Mr. McArthur:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A December 31, 2006

Contractual Obligations and Other Commitments, page 25

1. You should include interest payments in this table. The estimates you use to calculate the interest payments should be disclosed in a note to the table.

Balance Sheets, page 31

2. Tell us whether any individual compenent of accrued liabilities exceed 5% of total current liabilities. See Regulation S-X Rule 5-02.20.

Consolidated Statements of Cash Flows, page 34

3. We note from your cash flows that you recorded a gain of $550,000 in 2005 related to the forgiveness of debt. To help us understand, please explain your accounting of the facts and occurrences that lead you to derecognize the debt and subsequently record a gain. In your response identify whether the parties involved were related or not. Further, we were unable to locate a discussion or disclosure of the event in Management's Discussion and Analysis or in the Notes to you financial statements. Please explain to us how you determined the gain on the forgiveness of debt was unnecessary in your discussion of results and operations or in Note 8-Debt.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 38

4. Please expand your policy to clarify how you have met the revenue recognition criteria in SAB 101.

Environmental Costs, page 38

5. You should disclose here or elsewhere in your filing the amounts you expense each period for costs associated with managing hazardous substances and pollution in ongoing operations. See SAB Topic 5:Y question 3.

Note 2 – Restatement of Previously Issued Consolidated Financial Statements, page 39

6. We note that you do not discuss the error related to the failure to account for the beneficial conversion feature in 2006. Revise your disclosures to discuss this item.

7. It is not clear from your disclosures why a weakness in your controls related to the reconciliation of cash received from credit card processors would result in a reduction of revenues. Please revise your discussion to more fully explain the cause of the reduction in revenues and the associated increase in liabilities.

Note 5 – Earnings Per Share Information, page 41

8. For the year ended December 31, 2006, your dilutive earnings per share are greater than your basic earnings per share. Please be advised that the computation of diluted EPS shall not assume conversion, exercise, or contingent issuance of securities that would have an antidilutive effect on earnings per share. Please explain or remove your presentation of antidilutive earnings per share from Note 5, Note 17, the Statement of Income and Item 6 Selected Financial Data and provide the disclosures required by paragraph 40(c) of SFAS 128. Further, you should expand your policy on earnings per share, in Note 1, to reflect the proper accounting for all antiduilutive situations, not just in the case where there is a net loss.

Note 9 – Asset Retirement Obligations, page 44

9. Please disclose why you have an asset retirement obligation and what is the associated long-lived asset. See SFAS 143, paragraph 22(a).

Note 12 – Stockholders' Equity, page 46

10. We note when you sold preferred stock in March and April of 2006 the conversion price was less than the market value of your preferred stock. The embedded conversion feature on the convertible preferred shares is required to be valued separately at issuance and recorded as a deemed dividend at the earliest date a shareholder can convert. Please revise your EPS presentation in the Statement of Income and Note 5 to present the beneficial conversion feature as a reduction to income in arriving at net income available to common stockholders.

Note 16 – Commitments and Contingencies, page 50

11. We note that you recorded significant additional expense in 2005 and 2006 related to fuel taxes incurred between 2001 and 2003. Please tell us in more detail why you believed that the expenses recorded prior to 2005 were correct and why you believed that it was not probable that you had incurred additional liability at the time you submitted your tax returns to the State of Texas.

Form 10-Q September 30, 2007

General

12. Please revise to include the impact of comments 3 and 4 above on your Form 10-Q for the quarterly period June 30, 2007.

Item 2. Management's Discussion and Analysis, page 16

Results of Operations for the Three Months Ended September 30, 2007, page 19

13. We note that there was a significant decrease in gross profit as a percentage of sales. You should discuss the causes of the decrease in gross margin percentages (e.g. competition, inability to pass along cost increases, supply disruptions, etc) if known. Also you should discuss whether this is indicative of future trends or whether this is expected to be a short term event.

14. When you discuss the changes in results of individual line items you should quantify the contributions from individual items identified as causing the underlying change. For example, you identify that general and administrative expenses increased by $1.4 million. However, you only quantify the contribution to that change made by wages. You should also quantify the impact of costs associated with acquired companies and the impact of other general and administrative expenses to the extent that they are material.

Results of Operations Nine Months Ended September 30, 2007, page 19

15. To help us better understand, please differentiate between the wages and benefits that accounted for 70% of the increase in operating expense versus the wages and benefits that accounted for 56% of the increase in general and administrative expense.

Net Cash Provided By/Used In Operating Activities, page 20

16. We note that there was a significant increase in the number of days sales included in accounts receivable from December 31, 2006 to September 30, 2007. Please discuss the increase in accounts receivable beyond what would be expected given the increase in sales.

Form 8-K/A filed November 14, 2007

General

> 17. Please revise to include the impact of comments 3 and 4 above on the pro forma statement of income provided in your Form 8-K/A filed November 14, 2007.

Pro Forma Combined Financial Statement of Income December 31, 2006

> 18. Please explain to us the circumstances that lead to a pro forma credit adjustment to depreciation and amortization.

As appropriate, please revise your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief